Exhibit 99.1

Concord Medical Announces Listing of Its Subsidiary

on The Stock Exchange of Hong Kong Limited

BEIJING, January 9, 2024 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced the listing of a minority stake of 39,420,200 H shares in Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), its subsidiary, at an initial public offer price of HK$14.28 per H share on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK. Concord Healthcare’s H shares began to trade on the HKSE on January 9, 2024. The Company previously announced the submission of an application proof to list a minority stake in Concord Healthcare on the HKSE on June 1, 2022.

The gross proceeds from the initial public offering of Concord Healthcare on the HKSE are HK$562.9 million (approximately US$72.2 million). Concord Healthcare intends to apply approximately 59.4% of the net proceeds for repaying part of its interest-bearing bank borrowings, approximately 30.6% of the net proceeds for financing the construction of Shanghai Concord Cancer Center, and approximately 10.0% of the net proceeds for working capital and other general corporate purposes.

The information related to the listing of Concord Healthcare’s H shares on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk. This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

About Concord Healthcare

Concord Healthcare is an oncology healthcare provider in China. Concord Healthcare serves both cancer patients through self-owned medical institutions and third-party medical institutions through medical equipment, software and related services. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its multidisciplinary team specialists and diagnosis and treatment capabilities featuring precision radiation therapy. Through its medical equipment, software and related services, Concord Healthcare serves a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily sales and installing of medical equipment and software, management and technical support, and operating lease.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn